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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                    INTERNATIONAL VERIFACT, INC.
                    (Formerly Soricon Corporation)
                           (Name of Issuer)

                     Common Stock, no par value
                    (Title of Class of Securities)

                           46055K 30 0
                         (CUSIP Number)

                    Harvey J. Kesner, Esq.
               Senior Vice President and General Counsel
                    AMERICAN BANKNOTE CORPORATION
          (Formerly named United States Banknote Corporation)
                         51 West 52nd Street
                      New York, New York 10019
                         (212)582-9200
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 29, 1995
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Scheduled 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following Box [  ].

     Check the following box if a fee is being paid with the statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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                              SCHEDULE 13D

CUSIP No. 46055K 30 0

1.   Name of Reporting Person:  AMERICAN BANKNOTE CORPORATION
     S.S. or I.R.S. Identification No. of
          Above Person:  IRS Employer ID No. 13-0460520

2.   Check the Appropriate Box if a Member of a Group
               (a) [   ]
               (b) [   ]

3.   SEC Use Only

4.   Source of Funds:  WC

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):  [   ]

6.   Citizenship or Place of Organization: Delaware

                    7.   Sole Voting Power: 365,400 Shares
Number of Shares
Beneficially Owned  8.   Shared Voting Power:  Not applicable
by Each Reporting
Person With:        9.   Sole Dispositive Power: 365,400 Shares

                    10.  Shared Dispositive Power: Not applicable

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    365,400 Shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares    [   ]

13.  Percent of Class Represented by Amount in Row (11):  5.57%

14.  Type of Reporting Person:  HC, CO


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Item 1.   SECURITY AND ISSUER.
     The original Schedule 13D related to the common stock of Soricon Corporation, a Delaware corporation, whose principal executive offices were located at 5621 Arapahoe Avenue, Boulder, Colorado 80303-1332. This Amendment No. 1 to Statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value (the "Common Stock") of International Verifact, Inc. ("Company"). The principal executive offices of the Company are located at 79 Torbarrie Road, Toronto, Ontario, M3L 1G5, Canada.
     The Statement amends a Schedule 13D filed with respect to the Common Stock of Soricon Corporation ("Soricon") dated December 2, 1994. As reported in the Company's Form 20-F under the Securities Exchange Act of 1934, dated February 10, 1995, the Company, on December 30, 1994, acquired all of the outstanding shares of Soricon. Each Soricon share has been exchanged for 0.5 shares of the Company's Common Stock. As a result of the Soricon transaction, the Reporting Person first held in excess of 5% of the Common Stock of the Company upon the purchases reported on Schedule I to this statement. On July 1, 1995 the Reporting Person's name was changed from United States Banknote Corporation to American Banknote Corporation.

Item 2.   IDENTITY AND BACKGROUND
     (a) - (c) This Statement was originally filed by United States Banknote Corporation, a Delaware corporation, now named American
Banknote Corporation, (the"Reporting Corporation"), engaged in the

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business of security printing.  The business address of the principal executive office of the Reporting Person is 51 West 52nd Street, New York, New York 10019.
     The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Person are set forth on Schedule II annexed hereto, which is incorporated herein by reference.
     (d) - (e) During the last five years, the Reporting Person, and, to the best knowledge of the Reporting Person, none of the persons listed on Schedule II hereof, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.
     (f) Except for David S. Rowe-Beddoe, who is a citizen of the United Kingdom. Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     All of the shares of Common Stock reported to be owned by the Reporting Person were acquired in open market transactions at a total cost of $1,726,800, (including commissions). Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.   PURPOSE OF TRANSACTION
     The Reporting Person has acquired the shares of Common Stock and warrants referred to in Item 5 in order to obtain an equity position in the Company. The Reporting Person is currently evaluating its position and possible alternative future courses of action, including the possibility of proposing a business combination or similar arrangement between the Reporting Person and the Company. Alternate courses of future action will depend, in part, on developments relating to the Company's transaction with Soricon during 1994. Depending upon the course of action that the Reporting Person pursues, the Reporting Person may increase its investment in the Company through the acquisition of additional shares of Common Stock or other securities of the Company in the open market or otherwise, subject to availability at prices deemed favorable by the Reporting Person, or may sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by it. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company and the Common Stock and other securities, it should be noted that the possible activities of the Reporting Person are subject to change at any time.
     Except as discussed in this item 4, the Reporting Person has no current plans or proposals which relate to or would result in any events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

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Item 5.   INTEREST IN SECURITIES OF THE ISSUER.
          (a) The Reporting Person beneficially owns 365,400 shares of Common Stock, representing approximately 5.57% of the shares of Common Stock outstanding, and 77,500 warrants to purchase shares of the Common Stock. (Percentages are based upon 6,558,565 shares of Common Stock reported outstanding as of the date of, and as set forth in, the Form 6-K for the quarter ended March 31, 1995 as filed by the Company with the United States Securities and Exchange Commission.) (The original Schedule 13D reported the Reporting Person owning 204,000 common shares or 5.02% of the Soricon common stock.)
          (b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock and warrants which it beneficially owns.
          (c) Except for the purchases and sales set forth on Schedule I annexed hereto, none of the persons identified in Item 1 has effected any transactions in the Common Stock or warrants during the past 60 days. All such purchases and sales were effected in the open market.
          (d) (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
     Not applicable.

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                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated:    July 6, 1995

                                   s/ Harvey J. Kesner
                                   Harvey J. Kesner
                                   Senior Vice President
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                              SCHEDULE I
                         TRANSACTIONS IN COMMON
               STOCK OF INTERNATIONAL VERIFACT, INC.
                    DURING THE PRECEDING 60 DAYS

           Number of
           Shares      Price per    Cost of        Total
Date       Purchased   Share        Shares         Cost

As of
December
30, 1994           102,000            -     $521,093.75     $532,976.25

Above purchases made as reported in original Schedule 13D, from September 21, 1994 through November 28, 1994, in the over-the-counter market (Symbol SRCC-NASDAQ).

1995*

Mar 31              21,700       $4.800     $104,160.00     $104,163.75
Mar 31               1,000       $5.000       $5,000.00       $5,000.00
Apr 25               5,500       $3.875      $21,312.50      $21,316.25
Apr 27              13,400       $3.813      $51,087.50      $51,091.25
May 2               28,300       $3.563     $100,818.75     $100,822.50
May 3               20,600       $4.500      $92,700.00      $92,703.75
May 4               20,000       $5.000     $100,000.00     $100,003.75
May 5               15,700       $4.938      $77,518.75      $77,522.50
May 9               28,000       $4.938     $138,250.00     $138,253.75
May 10              25,000       $5.031     $125,781.25     $125,785.00
May 11               3,000       $5.000      $15,000.00      $15,003.75
May 12              18,000       $4.938      $88,875.00      $88,878.75
May 15               5,200       $4.875      $25,350.00      $25,353.75
May 17               2,500       $4.875      $12,187.50      $12,187.50
May 17               2,500       $4.813      $12,031.25      $12,035.00
May 18               8,000       $4.625      $37,000.00      $37,003.75
June 28              2,500       $4.125      $10,312.50      $10,316.25
June 29             24,000       $4.125      $99,000.00      $99,003.75
June 29             10,000       $4.125      $41,250.00      $41,250.00
June 30              8,500       $4.250      $36,125.00      $36,128.75

*Purchases made in the over-the-counter market or Toronto Stock
Exchange (Symbol IVIAF).

                   Number of
                    Warrants    Price per       Cost of       Total
Date               Purchased      Warrant      Warrants        Cost

Mar 31               1,000        $0.813        $812.50        $868.60

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                              SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS UNITED STATES BANKNOTE CORPORATION NOW NAMED AMERICAN BANKNOTE CORPORATION
     The name and present principal occupation or employment of each of the executive officers and directors (as included in original
Schedule 13D) of American Banknote Corporation ("ABN") is set forth below. The business address of each such person is c/o American Banknote Corporation, 51 West 52nd Street, New York, New York 10019, except as otherwise noted.

NAME AND                      PRESENT PRINCIPAL
POSITIONS HELD                OCCUPATION OR EMPLOYMENT

Morris Weissman               Chairman, Chief Executive Officer and
Chairman, Chief Executive     Director, ABN
Officer and Director

Ronald K. Glover              President, Chief Operating Officer and
President, Chief Operating    Director, ABN
Officer and Director

John T. Gorman                Chief Financial Officer and
Chief Financial Officer and   Executive Vice President, ABN
Executive Vice President

Robert L. Christophersen      Executive Vice President, ABN
Executive Vice President

Harvey J. Kesner              Senior Vice President, General Counsel
Senior Vice President,        and Secretary, ABN
General Counsel and Secretary

Jeffrey A. Oberg              Senior Vice President, ABN
Senior Vice President

Sheldon Cantor                Vice President, ABN
Vice President

David S. Rowe-Beddoe          Chairman, Cavendish Services Ltd.,
Director                      Le Prince de Galles, 5 ave. des
                              Citronniers, MC 98000, Monaco,
                              Financial and Corporate Consultant;
                              Chairman, Development Board of Rural
                              Wales, Pearl House; Chairman, Welsh
                              Development Agency Financial and
                              Corporate Consultant

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SCHEDULE II Continued

NAME AND                      PRESENT PRINCIPAL
POSITIONS HELD                OCCUPATION OR EMPLOYMENT


C. Gerald Goldsmith           Private Investor
Director

Ira J. Hechler                Private Investor

Bette B. Anderson             President, Kelly, Anderson &
Director                           Associates, Inc.
                              1020 19th Street, NW
                              Washington, D.C. 20036
                              Financial and Corporate Consultant